UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of August, 2005

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date August 16, 2005

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

16 August, 2005

Annual sales up 13.3%

  Group sales up 13.3% to $36.6 billion

- comparative sales up 4.1%

  Food and Liquor sales up 6.9%

- comparative sales up 2.9%

  Non-food sales up 6.0%

- comparative sales up 3.1%

  Earnings on track for mid range of guidance - $675m

- double digit earnings growth in Food and Liquor

  Development of next 5 Year Strategic Plan underway

- Myer ownership options under review

  Megamart to be divested

Coles Myer Ltd (CML) today announced full-year sales of $36.6 billion, an increase of 13.3% for the 53 weeks ended 30 July 2005. Underlying earnings are expected to be in the order of $675 million, up 17%.

"This is a very strong result, particularly given the tighter trading conditions experienced across the retail sector this calendar year," Coles Myer CEO, John Fletcher, said.

"As we foreshadowed in May and has been experienced across the sector, the fourth quarter was the toughest for some time as consumer spending was impacted by increases in interest rates and fuel prices, as well as the late onset of colder weather which affected winter related sales of apparel and durable items across our non-food brands.

"The fourth quarter comparison was also impacted by the challenge of cycling high growth rates of 12 months ago that were boosted by the dual bonus of the Federal Government family payment and the last days of the Shareholder Discount Program.

"We have maintained strong sales and earnings momentum in the 12 months immediately following the removal of the shareholder discount while undertaking substantial business transformation and structural change and facing tougher trading conditions. This demonstrates how far the Group has come since we started on this journey in 2002.

"We remain on track to achieve our aspirational target of $800 million ($769 million after capital management) in FY2006," Mr Fletcher said.

"We have begun the development of Coles Myer's next five-year strategic plan, which will consider ownership options for our Myer business, including retention, de-merger and trade sale.

"Following a detailed review of the Megamart business, we have decided to divest its nine stores."

Food and Liquor recorded sales growth of 6.9% for the year, with comparative sales growth up 2.9% (Q4: 11.1% and 1.1% respectively).

Comparative sales growth in the fourth quarter was impacted by the cycling of an exceptional 6.2% increase last year, the largest quarterly rise in over six years. Compound growth over the past two years has remained consistent at more than 3%.

Food inflation remained steady at around 1% for the quarter.

Our supermarkets business continued to grow with 8 new stores (gross) opening during the fourth quarter and a total of 30 for the year.

Transformation of the Food and Liquor supply chain is well underway. During the quarter, we announced contracts had been awarded for the construction of the new state-of-the-art Distribution Centres in Melbourne, Sydney and Adelaide. We completed the implementation of 40,000 roll cages throughout our Victorian food and liquor network, totalling 250 supermarket and liquor stores, with QLD now following.

Implementation of our liquor strategy commenced during the quarter, with the opening of two "1st Choice Liquor Superstore" large format stores. Customer response has been very positive. Six hotels and 16 liquor outlets were acquired during the quarter, with a further 15 new large format stores expected to be opened by the end of FY2006. Momentum across the business continues to build.

"The food and liquor business is expected to deliver double-digit earnings growth for FY2005 in an intensely competitive environment. The underlying strength of this business is underscored by the fact that this result was achieved while we restructured our supermarket business and relocated our liquor team to Melbourne to work more closely with supermarkets," Mr Fletcher said.

"We are happy with the sales trend in the early weeks of the new quarter."

Coles Express sales rose 75.0% over the previous financial year, in part reflecting higher fuel prices and the cycling of Coles Express in all states during the second half (Q4: 19.0%).

Comparative fuel volume growth moderated towards the end of the year (Q4: 0.1%), impacted by rising fuel prices and the phase out of lead replacement petrol (LRP).

Coles Express continues to have the most efficient sites in the sector and a well established fuel offer, providing quality fuel at competitive prices. In addition, we continued to leverage our unique suite of loyalty tools during the quarter by offering an increased discount to Coles Myer Source Card holders.

Kmart recorded sales growth of 6.0% for the year (Q4: 4.1%) and a comp increase of 3.3% (Q4: -2.8%).

Kmart experienced weaker sales in May and June, following a slowing of consumer spending and reduced sales of winter-related merchandise due to unseasonal weather conditions. This was compounded by the cycling of the family payment, of which Kmart was the major beneficiary within the Coles Myer Group, achieving 9.6% comparative sales growth in the fourth quarter of FY2004. Categories most impacted included electrical and apparel.

July sales improved strongly on the previous months, as Kmart moved back into positive comparative sales growth, with this trend continuing through early August. The July Toy Sale was a key highlight for the quarter, and apparel's performance has continued to improve, with strong sell through of seasonal merchandise and an excellent response to the Spring fashion launch.

Although impacted by a highly competitive retail market and tightening retail conditions, Kmart continued to improve earnings in FY2005 in line with strategy.

Myer reported a sales increase of 2.1% for the year (Q4: 3.1%), with comp sales up 0.5% (Q4: -1.9% ). Following a solid first half result, Myer's second half sales and earnings were affected by a softening in discretionary spending and the late onset of colder weather in line with other retailers.

Overall performance across women's was good including Australian and International Designer, cosmetics, accessories, footwear and Miss Shop which all performed well. However, the unseasonally warm weather impacted sales of coats, boots and some winter apparel in the last quarter. Menswear continued to perform well.

Myer experienced poor performances in electrical and furniture, the "big ticket" businesses most affected by the removal of the Shareholder Discount Card a year ago. Comparative sales for the quarter were impacted as the business cycled through the spike in shareholder sales which occurred in the eight weeks before the card's July 2004 phase out.

The MYER One customer loyalty program delivered strong results, achieving more than 560,000 members over the year. MYER One members currently account for up to 25% of total sales, with 58% in the program's top spending tier.

During the quarter, Myer announced it would introduce celebrity hairdresser Joh Bailey salons into Myer and completed a major renovation at Myer Brisbane which is now at world standard and trading well.

Myer's full-year EBIT is now expected to be approximately $45 million due to the lower than expected sales result in the second half.

The sales trend early in the new quarter is positive as customers respond well to the new spring/summer collection for women.

Megamart recorded a sales decline of 5.9% for the year (Q4: -2.4%), with comparative sales down 9.1% (Q4: -8.2%).

While electrical sales at Megamart continued to improve following the brand's relaunch last December, furniture sales remain difficult. Megamart's comparative sales were also impacted as it cycled through the spike in shareholder sales which occurred in the eight weeks before the card's July 2004 phase out, compounded by the general tightening of spending on "big ticket items".

Megamart is now expected to record a full-year EBIT loss of approximately $35 million.

Target delivered a strong performance for the year, achieving sales growth of 8.8% over the previous financial year (6.0% comparative). Fourth quarter sales rose 11.1% on last year (2.3% comparative), in part reflecting the challenge of outperforming a market stimulated by the Federal government's family payment (4Q04: 10.9% comparative).

Target's fourth quarter result was strong in a tough market, with footwear performing above expectations. Sales of winter related merchandise were impacted by unusually warm weather.

Differentiated product, often designed internally and sourced directly, was a key driver in continuing business momentum, supported by strong in-store execution. Target's Massive Home Sale and Toy Sale were well received by customers.

Five new stores were opened during the quarter.

Officeworks delivered firm sales growth of 12.5% for the year, with comparative sales growth up 5.2% (Q4: 12.5% and 1.2%). Comparable growth excluding Harris Technology was 7.4% for the year (Q4: 6.4%).

A decline in Harris Technology's sales was responsible for the lower overall comparative growth rates for the quarter.

Officeworks enjoyed strong sales of the sub $1,000 laptop during the quarter, with technology and furniture seeing the largest increase on last year. Office supplies and consumables also performed well, with double-digit growth on last year.

Strong sales for the fourth quarter reinforce Officeworks' position as the leading supplier of quality office and technology products for home offices, students and small to medium size businesses.

Officeworks opened three new stores during the quarter.

Outlook - sales and earnings

Over the first two weeks of the quarter of FY2006 we have seen an improving comparative sales trend across the group.

During FY2006, we expect the retail market to remain extremely competitive and tighter consumer spending to continue for at least the first half.

Subject to completion of final audit, underlying FY2005 earnings are expected to be approximately $675 million, an increase of 17% and in the middle of guidance previously provided to the market of $670-$680 million.

The FY2005 profit result will be announced on 22 September, 2005, and will include a provision of approximately $80 million ($56 million after tax) to cover the costs for the divestment of the Megamart business.

A review of the performance of the business since its relaunch six months ago has shown that despite some improvement in the sales trend, Megamart still does not have the size and scale to compete effectively in this extremely competitive market segment.

As we now commence the divestment of Megamart's nine stores, strong interest is expected from parties seeking to acquire stores as going concerns.

Outlook - strategic review

As previously advised, at the end of FY2004, CML began a review of the progress of its non-food brands against the strategic milestones set at the commencement of the current five-year strategy in 2002.

The Group has also begun developing the next five-year strategy for Coles Myer so that there is some overlap between the current strategy and the one that will take us out to 2010.

It is in this context we are looking at the future of all CML businesses.

In the case of Myer, its performance and operations have improved materially over the past three years under the leadership of Dawn Robertson.

Dawn has taken Myer from a loss-making business to a profitable department store brand with a clear strategy and brand positioning. This year, she has overseen the difficult phase-out of the costly shareholder discount program and the introduction of the very popular MYER One loyalty program.

As we consider the future of Myer as part of this strategy development process, it is appropriate to look at ownership options, including retention, de-merger and trade sale, to determine which will produce the best outcome for Myer, Coles Myer and its shareholders.

In order that the Board and management can make a fully informed decision about whether Myer should remain in the Group, we will now be consulting internal and external stakeholders as the next phase of the process.

CML will be advised in the process by Carnegie Wylie & Company.

Media Scott Whiffin 03 9829 5548

Analysts John Di Tirro 03 9829 4521
Business Group Sales	Fourth Quarter			Full Year
	2004	2005	Chg	2004	2005	Chg
	$m	$m	%	$m	$m	%
Food & Liquor	4,498.0	4,996.4	11.1	18,014.6	19,254.8	6.9
Coles Express	1,275.8	1,517.8	19.0	3,176.9	5,559.5	75.0
Kmart	929.8	968.3	4.1	3,799.1	4,025.7	6.0
Myer	780.4	804.2	3.1	3,030.7	3,095.8	2.1
Megamart	76.9	75.1	(2.4)	291.7	274.5	(5.9)
Target	719.5	799.2	11.1	2,851.8	3,102.1	8.8
Officeworks	308.0	346.5	12.5	1,101.9	1,239.6	12.5
Total sales	8,588.4	9,507.6	10.7	32,266.8	36,552.1	13.3
Comparable Store Sales
Food & Liquor			1.1			2.9
Coles Express			10.3			14.2
Kmart			(2.8)			3.3
Myer			(1.9)			0.5
Megamart			(8.2)			(9.1)
Target			2.3			6.0
Officeworks			1.2			5.2
Total Group			1.8			4.1

Note: There were 53 weeks in FY05 compared to 52 weeks in FY04. Similarly, there were 14 weeks in 4Q05 and 13 weeks in 4Q04. Comparable store sales are based on 52 weeks.

Movement in Stores	July 2004	Openings	Closings	July 2005
Supermarkets	700	30	11	719
Liquor	645	47	23	669
Coles Express	598	7	8	597
Kmart	175	5	-	180
Kmart Tyre & Auto	50	16	1	65
Myer	61	-	-	61
Megamart	9	-	-	9
Target	253	11	9	255
Officeworks	78	9	-	87
Harris Technology	9	-	1	8
Total	2,578	125	53	2,650